EXHIBIT 2

VOTING AGREEMENT

VOTING AGREEMENT, dated as of December 22, 2008 (this “Agreement”), among Piramal Healthcare, Inc., a Delaware corporation (“Purchaser”), and the persons listed on Schedule I hereto (each a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Purchaser, Mayflower Acquisition Corp, a Delaware corporation and wholly owned subsidiary of Purchaser (“PH Sub”), Minrad International, Inc., a Delaware corporation (the “Company”), and (solely with respect to certain limited sections of the agreement) Piramal Healthcare Limited, an Indian public limited company are entering into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for the acquisition of the Company by Purchaser by means of a merger of PH Sub with and into the Company (the “Merger”), all on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, each Stockholder is the record and/or beneficial owner of such number of shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), as is set forth opposite such Stockholder’s name on Schedule I hereof (collectively, the “Existing Shares”);

WHEREAS, as an inducement and a condition to entering into the Merger Agreement, each of the Stockholders has agreed with Purchaser and PH Sub to enter into this Agreement; and

WHEREAS, the Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby prior to the date hereof;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

1. DEFINITIONS.  For purposes of this Agreement:

(a) “Additional Shares” shall mean any shares of Company Common Stock other than the Existing Shares for which the Stockholder acquired beneficial ownership in any capacity after the date hereof and prior to the termination of this Agreement by means of purchase, dividend, distribution, exercise of options, warrants, Transfer or other rights or entitlements to acquire Company Common Stock or in any other way.

(b) “Affiliate” shall mean, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

(c) “beneficially owned” or “beneficial ownership” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(d) “Covered Shares” shall mean Existing Shares and Additional Shares.

(e) “Transfer” shall mean, with respect to any security, the direct or indirect sale, transfer, pledge, hypothecation, encumbrance, assignment, gift or disposition of such security or the record or beneficial ownership thereof, the offer to make such a sale, transfer, or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.

(f) Capitalized terms used and not defined herein, but defined in the Merger Agreement, shall have the respective meanings ascribed to them in the Merger Agreement.

2. VOTING AGREEMENT.  In order to induce Purchaser and PH Sub to enter into the Merger Agreement, each Stockholder hereby agrees that, from and after the date hereof until termination of this Agreement in accordance with Section 7, such Stockholder shall, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, appear at each such meeting, in person or by proxy, or otherwise cause such Stockholder’s Covered Shares to be counted as present for purposes of establishing a quorum, and each such Stockholder shall vote (or cause to be voted) or act by written consent with respect to all of its Covered Shares that are beneficially owned by each such Stockholder or its affiliates or as to which such Stockholder has, directly or indirectly, the right to vote or direct the voting of the Covered Shares (i) in favor of adopting the Merger Agreement, including the agreement of merger contained therein, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof, (ii) against any proposal relating to an Acquisition Proposal and (iii) against any proposal, action or agreement that would impede, frustrate, prevent or nullify this Agreement or the Merger Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in the Merger Agreement not being fulfilled.

3. ADDITIONAL AGREEMENTS.

(a) No Disposition.  Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, the Stockholder shall not (i) offer to Transfer, Transfer or consent to any Transfer of, any or all of the Covered Shares or any interest therein without the prior written consent of Purchaser, (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer of any or all Covered Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Covered Shares, (iv) deposit any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares or (v) take any other action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby or by the Merger Agreement. Notwithstanding anything in this Agreement to the contrary, a Stockholder may transfer any or all of his or its Covered Shares as follows: (i) in the case of a Stockholder that is an entity, to any subsidiary, partner, member, shareholder, former partner or Affiliate of Stockholder, and (ii) in the case of an individual Stockholder, to Stockholder’s spouse, ancestors, descendants or any trust for any of other benefits or to a charitable trust; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, each person or trust to which any of such Covered Shares or any interest in any of such Covered Shares is or may be transferred (A) shall have executed and delivered to Purchaser a counterpart to this Agreement pursuant to which such person or trust shall be bound by all of the terms and provisions of this Agreement, and (B) shall have agreed in writing with Purchaser to hold such Covered Shares or interest in such Covered Shares subject to all of the terms and provisions of this Agreement, and (C) this Agreement shall be the legal, valid and binding agreement of such person or trust, enforceable in accordance with its terms.

(b) Grant of Irrevocable Proxy.  Each Stockholder hereby irrevocably grants to, and appoints, Purchaser and any designee of Purchaser, and each of them individually, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote all of the Covered Shares or grant a consent or approval in respect of the Covered Shares, in the manner specified in Section 2. Each Stockholder represents that any proxies heretofore given in respect of the Covered Shares are not irrevocable and that any such proxies are hereby revoked. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3(b) is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Without limiting the generality of the foregoing, such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law. If for any

reason the proxy granted herein is not irrevocable, the Stockholders agree to vote their Covered Shares as instructed by Purchaser in writing.

(c) Non-Solicitation.  Each Stockholder hereby agrees that neither such Stockholder nor any of such Stockholder’s Affiliates, representatives or agents shall (and, if such Stockholder is a corporation, partnership, trust or other entity, such Stockholder shall cause its officers, directors, partners, and employees, representatives and agents, including its investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of the Company or any of its Subsidiaries, or otherwise take any other action to assist or facilitate, any Person or group (other than Purchaser or PH Sub or any Affiliate or associate of Purchaser or PH Sub) concerning any Acquisition Proposal. Each Stockholder will immediately cease any existing activities, discussions or negotiations conducted heretofore with respect to any Acquisition Proposal. Each Stockholder will immediately communicate to Purchaser the terms of any Acquisition Proposal (or any discussion, negotiation or inquiry with respect thereto) and the identity of the Person making such Acquisition Proposal or inquiry which it may receive.

(d) Reasonable Efforts.  Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to bring about the actions required by this Agreement and to avoid the actions prohibited by this Agreement. At the other party’s reasonable request and without further consideration, each party shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to bring about the actions required by this Agreement and to avoid the actions prohibited by this Agreement.

(e) Certain Events.  In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock or the acquisition of any Additional Shares or other securities or rights of the Company by any Stockholder, the number of Covered Shares owned by such Stockholder shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any Additional Shares or other securities or rights of the Company issued to or acquired by each of the Stockholder.

(f) Waiver of Appraisal and Dissent Rights.  Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have.

(g) Publication and Disclosure.  Each Stockholder hereby permits publication in the Proxy Statement (including all documents and schedules filed with the SEC), such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement; provided that such Stockholder shall be permitted to review and comment on such disclosure a reasonable time before it is publicly disclosed.

4. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS.  Each Stockholder hereby represents and warrants, severally and not jointly, to Purchaser as follows:

(a) Title.  Such Stockholder is the sole record and beneficial owner of the number of Existing Shares set forth opposite such Stockholder’s name on Schedule I. The Existing Shares constitute all of the capital stock of the Company owned of record or beneficially owned by such Stockholder on the date hereof and neither such Stockholder nor any of such Stockholder’s Affiliates is the beneficial owner of, or has any right to acquire (whether currently upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares of Company Common Stock or any securities convertible into or exchangeable or exercisable for shares of Company Common Stock. Such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 2 and 3 hereof, sole power of disposition, sole power to demand and waive dissenters’ or appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

(b) Authority.  Such Stockholder has all necessary power and authority and legal capacity to enter into and perform all of such Stockholder’s obligations under this Agreement. In the case of each Stockholder who is not a natural person, no other proceedings or actions on the part of such Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery hereof by Purchaser, constitutes a legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereinafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings thereof may be brought. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is a trustee, or any party to any other agreement or arrangement, whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby. If such Stockholder is not an individual, such Stockholder has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization.

(c) No Filings; No Conflict or Default.  Except for filings under the HSR Act, any competition, antitrust and investment laws or regulations of foreign jurisdictions and the Exchange Act (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby and the compliance by such Stockholder with the provisions hereof and (ii) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof, except in cases in which any conflict, breach, default or violation described below would not interfere with the ability of such Stockholder to perform such Stockholder’s obligations hereunder, shall (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which such Stockholder is a party or by which such Stockholder or any of such Stockholder’s properties or assets may be bound (or, in the case of each Stockholder that is not a natural person, such Stockholder’s constituent documents), (B) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or governmental body that is applicable to such Stockholder or any of such Stockholder’s properties or assets, or (C) constitute a violation by such Stockholder of any law or regulation of any jurisdiction.

(d) No Litigation or Adverse Judgment.  There is no suit, action, investigation or proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder at law or in equity before or by any Government Entity that could reasonably be expected to impair the ability of such Stockholder to perform such Stockholder’s obligations hereunder, and there is no judgment, decree, injunction, rule, order or writ of any Government Entity to which such Stockholder is or such Stockholder’s assets are subject that could reasonably be expected to impair the ability of such Stockholder to perform such Stockholder’s obligations hereunder.

(e) Transfer Restrictions.  Except as permitted by this Agreement, the Existing Shares beneficially owned by such Stockholder and the certificates representing such shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other rights whatsoever (other than as created by this Agreement or under the Securities Act of 1933, as amended).

(f) No Fees.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

(g) Receipt; Reliance.  Such Stockholder has received and reviewed a copy of the Merger Agreement. Such Stockholder understands and acknowledges that Purchaser and PH Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement. Each Stockholder acknowledges that such Stockholder’s irrevocable proxy set forth in Section 3(b) is granted in consideration of the execution and delivery of the Merger Agreement by Purchaser.

5. STOP TRANSFER.  At the request of Purchaser, each Stockholder shall request that the Company not register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Covered Shares beneficially owned by such Stockholder, unless such transfer is made in compliance with this Agreement.

6. REPRESENTATIONS AND WARRANTIES OF PURCHASER.  Purchaser hereby represents and warrants to each of the Stockholders as follows:

(a) Organization and Qualification.  Purchaser is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware.

(b) Authority.  Purchaser has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming due authorization, execution and delivery hereby by each of the Stockholders, constitutes a legal, valid and binding obligation of Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereinafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings thereof may be brought.

7. TERMINATION.  This Agreement shall terminate with respect to any Stockholder upon the earliest of (a) the Effective Time, (b) the 6-month anniversary of the date hereof, (c) the termination of the Merger Agreement in accordance with its terms and (d) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount or form consideration payable thereunder to the Stockholder.

8. NO LIMITATION.  Notwithstanding anything in this Agreement to the contrary; (a) the Stockholder makes no agreement or understanding herein in any capacity other than in the Stockholder’s capacity as a record holder and/or beneficial owner of his or its Covered Shares, and (b) nothing herein will be construed to limit or affect any action or inaction by the Stockholder or any representative of the Stockholder, as applicable, serving on the Company’s Board of Directors, or any committee thereof, or on the board of directors of any subsidiary of the Company or as an officer or fiduciary of the Company or any such subsidiary, acting in such person’s capacity as a director, officer or fiduciary of the Company or any Subsidiary.

9. MISCELLANEOUS.

(a) Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b) No Assignment.  This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each Stockholder (in the case of any assignment by Purchaser) or Purchaser (in the case of an assignment by a Stockholder), provided that Purchaser may assign its rights and obligations hereunder to Piramal Healthcare Limited or any direct or indirect Subsidiary of Piramal Healthcare Limited, but no such assignment shall relieve Purchaser of its obligations hereunder.

(c) Binding Successors.  Without limiting any other rights Purchaser may have hereunder in respect of any Transfer of Covered Shares, each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Covered Shares beneficially owned by such Stockholder and shall be binding upon any Person to which legal or beneficial ownership of such Covered Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder’s heirs, guardians, administrators or successors.

(d) Amendments.  This Agreement may not be amended, changed, supplemented or otherwise modified with respect to a Stockholder except by an instrument in writing signed on behalf of such Stockholder and Purchaser.

(e) Notice.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if given) by hand delivery or by facsimile transmission with confirmation of receipt, as follows:

If to a Stockholder:

At the addresses and facsimile numbers set forth on Schedule I hereto.

Copy to:

Minrad International, Inc.
50 Cobham Drive
Orchard Park, NY 14127
Attention: Charles Trego
                 David DiGiacinto
Facsimile: (716) 855-1068

Further copy to:

Hodgson Russ LLP
140 Pearl Street
Suite 100
Buffalo, NY 14202
Attention: Robert B. Fleming, Jr., Esq.
                 Janet N. Gabel, Esq.
Facsimile: (716) 849-0349

If to Purchaser:

Mayflower Acquisition Corp.
c/o Piramal Enterprises Ltd.
D-Mart Bldg,
Mulund Goregaon Link Road
Mulund (West)
Mumbai 400080
Attention: Madhu Nair
Facsimile: 91-22-3953-6940

Copy to:

Waller Lansden Dortch & Davis, LLP
Nashville City Center
511 Union Street, Suite 2700
Nashville, Tennessee 37219
Attention: L. Hunter Rost, Jr., Esq.
                 J. William Morrow, Esq.
Facsimile: (615) 244-6804

or to such other address or facsimile number as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

(f) Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(g) Remedies.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(h) No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with such party’s obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(i) No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

(j) Governing Law.  This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware without giving effect to the principles of conflict of laws.

(k) Submission to Jurisdiction.  Each party to this Agreement hereby irrevocably and unconditionally (i) consents to the submission to the exclusive jurisdiction of the courts of the State of Delaware sitting in Wilmington, Delaware and the United States District Court for the District of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement, (ii) agrees not to commence any action, suit or proceeding relating thereto except in such courts and in accordance with the provisions of this Agreement, (iii) agrees that service of any process, summons, notice or document by U.S. registered mail shall be effective service of process for any action, suit or proceeding arising out of or relating to this Agreement brought against it in any such court, (iv) waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the above-referenced courts of the State of Delaware or the United States District Court for the District of Delaware and (v) agrees not to plead or claim in any court that any such action, suit or proceeding arising out of or relating to this Agreement brought in any such court has been brought in an inconvenient forum.

(l) Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(m) Headings.  The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.

(n) Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

(o) Expenses.  Except as otherwise provided herein, each party hereto shall pay such party’s, own expenses incurred in connection with this Agreement.

(p) Stockholder Obligations Several and Not Joint.  The obligations of each Stockholder hereunder shall be several and not joint and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

(q) For the avoidance of doubt, until the Purchaser acquires the Covered Shares, the Stockholder shall retain all rights to any dividends payable on any Covered Shares.

IN WITNESS WHEREOF, Purchaser and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

PIRAMAL HEALTHCARE, INC.

By:	/s/ Murari Rajan
Name:     Murari Rajan

Title:	President

/s/ Kirk Kamsler Kirk Kamsler, an individual	/s/ Robert Lifeso, MD Robert Lifeso, MD, an individual

/s/ Duane Hopper Duane Hopper, individual	/s/ Donald Farley Donald Farley, an individual

/s/ David DiGiacinto David DiGiacinto, an individual	/s/ Theodore Stanley Theodore Stanley, an individual

/s/ William Burns William Burns, an individual	/s/ David Donaldson Dave Donaldson, an individual

/s/ Charles Trego Charles Trego, an individual	/s/ Dennis Goupil Dennis Goupil, an individual

/s/ Karen Sonnhalter Karen Sonnhalter, an individual	/s/ Bill Rolfe Bill Rolfe, an individual

Barclay’s Capital Inc.	Aisling Capital II

/s/ Michael J. Keegan By: Michael J. Keegan Title: Managing Director	/s/ Andrew P. Nicholson By: Andrew P. Nicholson Title: Treasure

SCHEDULE I

		Number of Shares of
		Common Stock
Stockholder Name	Address and Facsimile Number	Beneficially Owned

Kirk Kamsler	2453 Den St. St. Augustine, Florida 32092	8,237
Duane Hopper	1740 Chopin Dr. Charlottesville, Virginia 22903	89,710
David DiGiacinto	135 East Wall St. Bethlehem, Pennsylvania 18018	55,799
William Burns	69 Forest Dr. Orchard Park, New York 14127	1,439,831
Charles Trego	3758 Teachers Ln #4 Orchard Park, NY 14127	26,806
Robert Lifeso, MD	184 Halston Pkwy East Amherst, NY 14051	681,984
Donald Farley	43 Fifth Ave #10 NW New York, New York 10003	319,578
Theodore Stanley	607 N Capitol Park Ave. Salt Lake City, Utah 84103	31,941
Dave Donaldson	4231 Musqueam Dr. Vancouver, British Columbia, Canada V6N 3R8	3,818
Dennis Goupil	131 Southwick Dr. Orchard Park, NY 14127	2,037
Bill Rolfe	68 Janine Ct Cheektowaga, NY 14227	2,431
Karen Sonnhalter	2369 Sunnyside Rd. Findley Lake, 14736	1,610
Barclays Capital Inc.	745 Seventh Ave. New York, NY 10019	4,633,682
Aisling Capital II	888 Seventh Ave. 30th Floor New York, NY 10106 (212) 651-6379	2,603,000